LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

Admitted in California

Wednesday, March 08, 2006

Via Edgar and Overnight Courier

Mail Stop 0511

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   ___Mr. Russell Mancuso - Branch Chief

RE:

Olympic Weddings International Inc.

Registration Statement on Form SB-2/ Amendment No. 3

File Number: 333-128614

Dear Mr. Mancuso:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 3 to Olympic Wedding International Inc.’s registration statement on Form SB-2/A.

Below are the comments from your comment letter regarding Olympic Weddings’ Form SB-2/A filing, each followed by Olympic’s responses thereto.

Risk Factors

Since Olympic does not currently plan on registering this offering…page7

Comment

1. Please explain in detail why you believe that obtaining approval on the OTC/BB would facilitate resale under applicable state securities laws and regulations.

Response

Olympic Weddings has removed the statement referenced in this comment from the registration statement.

Comment

2. Please clarify whether you will be conducting any portion of the offering in the United States.

Response

Olympic Weddings has not yet determined if it will be selling the offering in the United States.  It does not believe that any clarification needs to be provided in this risk factor as it is not relevant to the specified risk, as amended.

Comment

3. If your “friends, family members and business acquaintances” will purchase shares from you in this offering and resell them in the U.S., it appears that those people may be underwriters as defined by section 2(a)(11) of the Securities Act.

Therefore:

•

Since sales of the shares by such underwriters are not eligible for the registration exemption provided by section 4(1) of the Securities Act, it appears that you must file a registration statement covering the sales by those underwriters, identifying them as the selling stockholders.

•

Since your stock is not a covered security as defined by section 18(b)(4) of the Act, it remains unclear how you are complying with state securities laws.

Response

With regards to the first comment, the reference to “friends, family members and business acquaintances” is from language for an exemption to registration for the sale of securities in many jurisdictions in Canada. These are not people that would fall within the description of those that are “common control with the issuer” or that are per se purchasing “with a view to” distribution. Therefore, they would not be deemed to be underwriters under the Securities Act.

With regards to the second comment, the sales being described are anticipated to take place in Canada and not the U.S. at this time.

Expenses, page 21

Comment

4. From your response to prior comment 2, it remains unclear why you have filed a registration statement under the Securities Act at this time.  Please expand your response to analyze the filing requirement and cite with specificity the rules on which you rely.

Response

Inasmuch as Olympic Weddings wishes to have its common stock approved for quotation on the OTC/Bulleting Board, it is expedient to register an offering on a Form SB-2 registration statement, followed by filing a Form 8-A registration statement.

Financial Statements

Comment

5. Please revise your filing to include unaudited interim financial statements as of a date within 135 days of the filing of your amendment as required by Item 310(b) of Regulation

S-B.

Response

Olympic Weddings has included in Amendment No. 3 to its SB-2 interim financial statements for the period ended October 31, 2005, which is within the 135 day period.

Balance Sheets, page F-3

Comment

6. The asset section of the July 31, 2005 balance sheet does not foot properly.  Please revise to correct.  In addition, please also revise to include labels for “total assets”, “total stockholders’ equity” and “total liabilities and stockholders’ equity”.

Response

Olympic Weddings has revised its July 31, 2005, balance sheet as requested by this note.

Notes to Financial Statements

Comment

7. Please revise the filing to renumber the notes to the financial statements after note 2 to begin with “Note 3” for Basis of Presentation – Going Concern and number in succession thereafter.

Response

Olympic Weddings has revised the number of the Notes as requested by this comment.

Note 1. Common Stock, page F-9

Comment

8. It appears that the total number of common shares issued on April 22, 2005 should be 2,300,000 rather than the 1,300,000 shown.  Please revise to correct.

Response

Olympic Weddings has corrected the referenced number of shares issued on April 22, 2005, to 2,300,000.

Undertakings, page 27

9. We note your revisions in response to prior comment 4.  Please tell us why you have not provided the undertakings required by Regulation S-B Item 512(g).

Response

We believe that the undertakings required by Regulation S-B Item 512(g) are included in Amendment No. 2 to the registration statement and are not aware of any required undertakings that are not included in the registration statement. If you believe that any undertakings are missing, please identify them and we will review them.

Comment

Signatures

10. When a registration statement is signed for the issuer by power of attorney, you must file a certified copy of a resolution of the board of directors authorizing such signature.  See Regulation S-B 601(b)(24)

Response

Amendment No. 3 to Olympic Wedding’s Form SB-2 has been signed by the principal executive officer, accounting officer, financial officer and each member of the Board of Directors.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.

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